AUDIOVOX CORPORATION
                      150 Marcus Boulevard
                       Haupauge, NY 11788





July 18, 1997

VIA ELECTRONIC FILING

Steven C. Duvall, Esq.
Timothy S. Levenberg, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3-5
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

          RE:  Audiovox Corporation
               Registration Statement on Form S-3 filed on
               May 13, 1997 File No. 333-26983
               --------------------------------------------

Dear Messrs. Duvall and Levenberg:

          Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Audiovox Corporation (the "Registrant") hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") for withdrawal of the above referenced Registration Statement, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement (the "Registration Statement") was filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") on May 13, 1997 and Amendment No. 1 to the Registration Statement ("Amendment No. 1") was filed on May 15, 1997.

          The Registration Statement and Amendment No. 1 were filed in connection with certain registration rights contained in a Stock Purchase Agreement, dated March 7, 1997 (the "Stock Purchase Agreement") between the Registrant and Thomas Irions, the Selling Stockholder (the "Selling Stockholder") under the Registration Statement. The reason for the request to withdraw the Registration Statement is that the Selling Stockholder has requested that the Company not register his shares of Common Stock at this time and withdraw the Registration Statement. The Selling Stockholder has informed the Company that he does not forsee requesting the filing of another Registration Statement in the near future, if at all. In light of the Selling Stockholder's request, management of the Registrant believes that, since the purpose for which the Registration Statement was originally filed has been eliminated, withdrawal of the Registration Statement is appropriate. The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was wire transferred to the Commission at the time of the initial filing and the Registrant understands that such fee will not be returned to it.

          Please feel free to call the undersigned (516-436-6505) or Stuart H. Gelfond (212-859-8272) or Aryeh Davis (212-859-8307)
of Fried, Frank, Harris, Shriver & Jacobson, special securities counsel to the Registrant, if you have any questions or comments.


                                        Sincerely,

                                        /s/C. Michael Stoehr
                                        ----------------------------
                                        C. Michael Stoehr
                                        Senior Vice President and
                                        Chief Financial Officer

cc:Robert S. Levy, Esq.
   Levy & Stopol

   Stuart H. Gelfond, Esq.
   Fried, Frank, Harris, Shriver & Jacobson